

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2023

Jay Jackson
President and Chief Executive Officer
Abacus Life, Inc.
2101 Park Center Drive,
Suite 170,
Orlando, FL 32835

> **Re: Abacus Life, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 18, 2023**
> **File No. 333-274553**

Dear Jay Jackson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed September 26, 2023

Management's Discussion And Analysis, page 38

1. We note that in the risk factors section, you note that you have potential credit exposure to certain life insurance companies. Revise the management's discussion and analysis section to specifically identify any life insurance companies that represent more than 10% of the policies that you have acquired in a particular period for sale to investors, or that you hold on your balance sheet. Disclose whether management conducts any ongoing evaluation of your portfolio to identify any new concentrations, or to monitor the financial health of insurance companies that represent significant concentrations of acquired policies.

Liquidity and Capital Resources, page 55

2. We note that you are subject to restrictive covenants by the Owl Rock credit facility. Revise this section to disclose your current consolidated net leverage ratio and liquid asset coverage ratio.

Incorporation by Reference, page 124

3. Please revise your prospectus to remove this section or provide us with your analysis regarding your eligibility to incorporate by reference on Form S-1. In this regard, we note that companies that were either shell companies or blank check companies during the past three years are ineligible to incorporate by reference on Form S-1. Please refer to General Instruction VII.D.1(b) to Form S-1. Revise Form S-1 to provide all disclosure required by the form that currently is incorporated by reference, including, but not limited to the management's discussion and analysis, financial statements, risk factors and the description of your business.

General

4. We note numerous omitted disclosures in the registration statement. Please fill in all missing information in an amendment filed prior to any request for acceleration, including the fixed interest rate of the notes and your Form T-1 Statement of Eligibility under Trust Indenture Act of 1939 in an amendment filed prior to any request for acceleration.

5. Revise this registration statement consistent with the changes made to the S-1 (333-273411) in response to the staff's comments on the amendment filed on September 15, 2023.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Robert Evans, Esq.